UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For: May 15, 2013
MAG Silver Corp.
(SEC File No. 0-50437)

#770 – 800 West Pender Street, Vancouver BC, V6C 2V6, CANADA
Address of Principal Executive Office

The registrant files annual reports under cover:	Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934:	Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exhibits
99.1	Unaudited Condensed Interim Consolidated Financial Statements for the period ending March 31, 2013
99.2	Management’s Discussion and Analysis for the period ending March 31, 2013
99.3	News Release - MAG Silver Reports First Quarter Financial Results
99.4	Form 52-109F2 CEO Certification of Interim Filings
99.5	Form 52-109F2 CFO Certification of Interim Filings

Date: May 15, 2013	MAG Silver Corp.
“Dan MacInnis”
DANIEL MACINNIS
CEO